GIORDANO

[redacted]NAL LIMITED
liability)
ilding,
ad,
Fax: (852) 2785 0343 / 2370 8864
http://www.giordano.com.hk

02049178

BY COURIER

August 9, 2002

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED
File No. 82-3780

Dear Sirs,

Re : Giordano International Limited (the "Company") - Sec File No. 82-3780

We enclose the Company's announcement regarding the interim results for the six months ended June 30, 2002 which was published today for your attention.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

Encl.

LA/mc

dlw 8/20

The Standard **Friday, August 9, 2002**

Operating Profit and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Operating profit surged 7.1 percent to HK$210 million (2001: HK$196 million) in the first six months of the year, despite increases in operating expenses mentioned above. Operating margin edged up from 11.3 percent in the first half of fiscal year 2001 to 11.9 percent in 2002. EBITDA margin also improved from 16.6 percent to 17.7 percent during the same period.

Profit Attributable to Shareholders

In the first six months of the year, profit attributable to shareholders amounted to HK$194 million, 1.6 percent higher than the HK$191 million achieved in the first half of 2001. If losses from the new markets of Japan and Germany were excluded, profit attributable to shareholders would have increased 8.4 percent year-on-year. In addition, higher minority interests, mainly due to better performances achieved by the Indonesia subsidiary and the Manufacturing Division, were behind the flat profit growth. Moreover, growth in share of profits of the associated company in Korea decelerated towards the end of the second quarter. Sluggish growth was largely due to stepped up competition and failure in responding timely to meet changing consumers' taste. In the month of June, shops in Korea also suffered from a dramatic decline in customer flow because of the World Cup soccer event, which dragged down the profitability in that month. In the second half, Management will work on adjusting products to better cater to customers' needs, and to offer a differentiated shopping environment.

Cash Flows

Net cash inflow from operating activities was HK$199 million (2001: HK$241 million). The HK$42 million decrease was largely due to the HK$28 million increase in inventories, contrasted against a HK$49 million decrease registered in the first half of 2001. The increase in use of cash for inventories was partly offset by the HK$19 million increase in operating profit before depreciation.

Net cash outflow for investing activities amounted to HK$19 million (2001: HK$236 million), which was HK$217 million lower than that in the corresponding period in 2001. The decline was primarily attributable to the premium payment for securing a 37-year leasehold interest in a flagship store in Hong Kong in the previous year.

Net cash outflow for financing activities amounted to HK$177 million, against a net cash outflow of HK$151 million in 2001. During the period, HK$137 million of dividends were paid to shareholders, compared to HK$157 million paid in 2001. In the first six months of the year, the Group paid off RMB35 million (approximately HK$33 million) in short term bank loan. In addition, the Group obtained a 42 million Japanese Yen (approximately HK$3 million) short term loan.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2002, cash and bank balances amounted to HK$598 million (December 31, 2001: HK$579 million), and total liabilities were HK$479 million (December 31, 2001: HK$625 million). At the end of the reporting period, the Group's gearing ratio was 0.3 (December 31, 2001: 0.4), based on shareholders' equity of HK$1.79 billion (December 31, 2001: HK$1.70 billion).

As at June 30, 2002, the Group had financing facilities amounting to HK$773 million (December 31, 2001: HK$748 million), of which HK$57 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities on bank guarantees and guarantee notes issued of HK$61 million (December 31, 2001: HK$60 million), which had all been incurred in the normal course of business.

OUTLOOK

Amid a difficult retail environment, the Group is pleased with the gross margin improvement attained in the first half of the year. The Group will maintain its strategy of margin protection, mainly through offering differentiated and value-added products. Management upholds the belief that, under a deflationary environment which coupled with weak consumer sentiment, margin enhancement is one of the best ways to guard brand equity and to sustain long term profitability.

For the rest of the year, Management will focus on the following:

1. To enhance profitability in Mainland China, namely through better sourcing to enhance price competitiveness;
2. To prepare for the re-opening of the Capitol Centre shop in the fourth quarter, which will become our second flagship store in Hong Kong;
3. To turn around the Taiwan operation, mainly through refocusing on basic designs, streamlining product portfolio, and implementing our micro-marketing strategy more aggressively;
4. To continue to explore the market in Japan and to open a few more stores in the second half of the year; and to restructure the distribution network in Germany and investigate a variety of distribution channels in Europe.

HUMAN RESOURCES

As of June 30, 2002, the Group had approximately 8,600 employees. Besides offering competitive remuneration packages to the employees, discretionary bonuses and share options may also be granted to the eligible employees based on the Group's and the individual's performance.

During the six months ended June 30, 2002, the Group granted to the eligible employees under the share option scheme options to subscribe for 25,550,000 shares. In the same period, 3,816,000 shares were issued upon the exercise of options previously granted.

INTERIM DIVIDEND

The directors have declared an interim dividend of 4.5 HK cents (2001: 4.5 HK cents) per share for the year ending December 31, 2002 payable to shareholders on the Register of Members of the Company at the close of business on September 4, 2002. The relevant dividend warrants will be despatched to shareholders on September 11, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from September 2, 2002 to September 4, 2002, both days inclusive, during which period no transfer of shares will be registered. To qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, for registration not later than 4:00 p.m. on August 30, 2002.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2002, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except in relation to guideline 7: as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws; and guideline 11: as a matter of Company policy, remuneration of directors is dealt with by a Compensation Committee appointed by the board of directors of the Company which comprises an executive director, two independent non-executive directors and an independent management consultant.

AUDIT COMMITTEE

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the six months ended June 30, 2002. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the same period.

DETAILED RESULTS ANNOUNCEMENT ON STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, August 8, 2002

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002

UNAUDITED INTERIM RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce that the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2002 along with comparative figures for the corresponding period are as follows:

(In HK$ millions, except earnings per share)	*Note*	Six months ended June 30 2002 (Unaudited)	2001 (Unaudited)
Turnover	2	$1,760	$1,741
Cost of sales		(927)	(971)
Gross profit		833	770
Other revenue		47	68
Distribution, administrative and other operating expenses		(670)	(642)
Operating profit	3	210	196
Finance expense	4	(3)	(2)
Share of profits of associated companies		43	40
Profit before taxation		250	234
Taxation	5	(45)	(40)
Profit after taxation		205	194
Minority interests		(11)	(3)
Profit attributable to shareholders		$ 194	$ 191
Dividends	6		
2001/2000 final and special		$ 137	$ 157
2002/2001 interim		$ 65	$ 65
Earnings per share	7		
Basic		13.5 HK cents	13.3 HK cents
Diluted		13.3 HK cents	13.2 HK cents

Notes:

1. **Principal accounting policies**

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim financial reporting, issued by the Hong Kong Society of Accountants.

These condensed interim financial statements should be read in conjunction with the 2001 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2001 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after January 1, 2002:

SSAP 1 (revised): Presentation of financial statements
SSAP 11 (revised): Foreign currency translation
SSAP 15 (revised): Cash flow statements
SSAP 25 (revised): Interim financial reporting
SSAP 33: Discontinuing operations
SSAP 34: Employee benefits

The significant changes in the Group's accounting policies resulting from the adoption of these new practices are set out below:

(a) SSAP 11 (revised): Foreign currency translation

In prior periods, the financial statements of overseas subsidiaries and branches at the year end are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. Exchange differences arising on the translation of share capital (including long-term loans which are as permanent as equity in nature) and opening reserves of these entities are taken directly to exchange reserve. With effect from January 1, 2002, the Group adopted a new accounting policy of translating the profit and loss accounts of overseas subsidiaries and branches at an average rate for the period, in order to comply with SSAP 11 (revised).

(b) SSAP 15 (revised): Cash flow statements

The presentation and classification of items in the cash flow statement have been changed due to the adoption of SSAP 15 (revised). As a result, cash flow during the period has been reclassified by operating, investing and financing activities. For the six months ended June 30, 2001, net cash outflow from taxation and interest paid of approximately HK$29 million have been reclassified as operating cash flow, dividend and interest received of approximately HK$20 million have been reclassified as investing cash flow and dividend paid of approximately HK$157 million has been reclassified as financing cash flow.

2. **Turnover and segment information**

An analysis of the Group's turnover and operating profit by business segments is as follows:

(In HK$ millions)	Six months ended June 30 2002 (Unaudited) Turnover	2002 (Unaudited) Operating profit	2001 (Unaudited) Turnover	2001 (Unaudited) Operating profit
Retail and Distribution	$1,656	$167	$1,638	$158
Manufacturing	392	39	350	31
Other operation	-	4	-	7
Less: Inter-segment sales	(288)	-	(247)	-
	$1,760	$210	$1,741	$196

The geographical segments of the Group's turnover is as follows:

(In HK$ millions)	Six months ended June 30 2002 (Unaudited)	2001 (Unaudited)
Mainland China	$ 410	$ 378
Hong Kong	405	389
Taiwan	359	405
Singapore	177	169
Korea	108	146
Japan	89	88
Other territories	212	166
	$1,760	$1,741

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

3. **Operating profit**

The operating profit is stated after charging:

(In HK$ millions)	Six months ended June 30 2002 (Unaudited)	2001 (Unaudited)
Depreciation of owned fixed assets	$56	$51
Depreciation of fixed assets held under finance leases	2	2
Loss on disposal of fixed assets	2	-

4. **Finance expense**

(In HK$ millions)	Six months ended June 30 2002 (Unaudited)	2001 (Unaudited)
Interest element of finance leases	$2	$2
Interest on bank loans	1	-
	$3	$2

5. **Taxation**

Hong Kong profits tax is calculated at the rate of 16 percent (2001: 16 percent) on the estimated assessable profits for the six months ended June 30, 2002. Overseas taxation is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	Six months ended June 30 2002 (Unaudited)	2001 (Unaudited)
Company and subsidiaries:		
Hong Kong profits tax	$ 9	$ 7
Overseas taxation	22	21
Associated companies:		
Overseas taxation	14	12
	$45	$40

The Group has claimed deduction on certain royalty payments on the use of *Giordano* trademark. The claim has been fully settled with the Inland Revenue Department and has been fully reflected in the financial statements.

6. **Dividends**

(In HK$ millions)	Six months ended June 30 2002 (Unaudited)	2001 (Unaudited)
2001 final dividend, paid, of 4.5 HK cents (2000: 6.0 HK cents) per share	$ 65	$ 86
2001 special dividend, paid, of 5.0 HK cents (2000: 5.0 HK cents) per share	72	71
	$ 137	$ 157
Proposed interim dividend - 4.5 HK cents (2001: 4.5 HK cents) per share	65	65
	$ 202	$ 222

At the board meeting held on August 8, 2002, the directors declared an interim dividend of 4.5 HK cents per share. This proposed interim dividend is not reflected as a dividend payable in these condensed interim financial statements, but will be reflected as an appropriation of retained profit for the year ending December 31, 2002.

7. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the unaudited consolidated profit attributable to shareholders for the period of HK$194 million (2001: HK$191 million).

The basic earnings per share is based on the weighted average of 1,437,266,456 shares (2001: 1,433,520,946 shares) in issue during the six months ended June 30, 2002.

The diluted earnings per share is based on 1,437,266,456 shares (2001: 1,433,520,946 shares) which is the weighted average number of shares in issue during the six months ended June 30, 2002 plus the weighted average of 16,832,913 shares (2001: 17,543,954 shares) deemed to be issued at no consideration if all outstanding share options granted under the share option scheme of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Turnover

The Group recorded total turnover of HK$1.76 billion (2001: HK$1.74 billion) for the first six months of the year, an increase of 1.1 percent year-on-year.

Despite the adverse retail environment, the Retail and Distribution Division recorded a turnover growth of 1.2 percent to HK$1.66 billion (2001: HK$1.64 billion). System-wide comparable store sales fell 2.5 percent (2001: -1.6 percent), while comparable store gross profit was down only 0.7 percent, which demonstrated Management's efforts in defending margins. The Group's inventory turnover on sales was 32 days (2001: 26 days), which fell within the Group's target range of 28 – 32 days.

The following table shows the Group's retail turnover by region:

(In HK$ millions)	Six months ended June 30 2002	2001	Percentage change
Mainland China	408	374	9.1
Hong Kong	390	382	2.1
Taiwan	359	405	-11.4
Singapore	177	169	4.7
Other Markets	146	104	40.4

Mainland China achieved a year-on-year sales improvement of 9.1 percent to HK$408 million (2001: HK$374 million). Sales were below Management's expectation primarily due to subdued domestic consumption in the second quarter. During the period, 42 *Giordano Unisex* outlets were added, of which eight are self-managed stores.

Hong Kong retail sales achieved a 2.1 percent improvement to HK$390 million (2001: HK$382 million). One of the Group's top-contributing stores, the Capitol Centre shop, was closed for major refurbishment since late February. *Bluestar Exchange*'s continued productivity improvements during the period also contributed to the above-mentioned growth.

Taiwan retail sales fell 11.4 percent to HK$359 million (2001: HK$405 million). The retail market remained very difficult in the first half of the year. In view of the deflationary and weak consumer sentiment environment, Management had been focusing on expanding gross margins. Gross margin improvement was achieved in the first six months of the year mainly due to less frequent product mark-downs as compared to the year before. As part of the shop portfolio consolidation program, seven *Giordano Unisex* and one *Giordano Ladies* shops were closed during the period. Expansion in the second half will come primarily from *Bluestar Exchange*.

Retail sales in Singapore grew 4.7 percent, largely driven by new store openings (June 2002: 46 outlets; June 2001: 36 outlets). During the period, rental expenses increased on the back of floor space expansion and rental hikes. In view of rental inflation and changes in market structure, certain shops will be consolidated in the second half of the year.

Performance in the "other markets" fared well. In particular, Australia and Indonesia contributed largely to the 40.4 percent "other markets" year-on-year sales growth. At the end of its third year of operations, signs were indicating a turning around in the Australian market. In Indonesia, the Group continued to enjoy its premium brand positioning and good product acceptance.

Giordano Unisex and *Giordano Junior* recorded a retail and wholesale turnover of HK$1.47 billion, virtually unchanged from last year's level of HK$1.48 billion. The unsatisfactory performance in Taiwan was mainly behind the flat growth during the period. *Giordano Junior* will continue to roll-out in markets like Mainland China and Korea, where it has initial successes.

Turnover of *Giordano Ladies* increased 9.4 percent to HK$70 million (2001: HK$64 million), mainly due to store expansion in Mainland China. In addition, a timely and successful spring launch, coupled with a well-implemented customer relationship management program also contributed to sales improvement during the first half of fiscal year 2002.

Boosted by organic growth in Hong Kong and new store additions in Taiwan and Germany, *Bluestar Exchange's* turnover improved by 31.9 percent to HK$120 million (2001: HK$91 million). Better sourcing which enabled attractive retail prices also resulted in better sales during the period.

Despite the weak apparel retail market worldwide, turnover of the Manufacturing Division, including intra-group sales, managed to grow 12.0 percent to HK$392 million (2001: HK$350 million). Total sales to outsiders (2002: HK$104 million; 2001: HK$103 million) were 1.0 percent higher than the year before, primarily accounted for by the increase in sales to third party customers in Japan and Hong Kong. The Manufacturing Division contributed HK$39 million (2001: HK$31 million) to the Group's operating profit, representing 18.6 percent (2001: 15.8 percent) of the Group's consolidated operating profit.

Margins

As a result of our gross margin protection strategy, gross profits for the first six months of the year improved 8.2 percent to HK$833 million (2001: HK$770 million). During the same period, gross margin increased from 44.2 percent in the first half of 2001 to 47.3 percent in 2002.

During the interim period, all but the new markets achieved retail margin improvement. Low retail margins seen in Taiwan in the second quarter of fiscal year 2001 due to stock clearance activities were not repeated in 2002.

In the meantime, all brands also experienced retail margin enhancement mainly resulting from offering differentiated products, as well as discipline in avoiding heavy product markdowns.

The Manufacturing Division registered an outstanding gross margin improvement of 3.5 percentage points during the period. This was achieved through lower raw material costs, and the transfer of fabric and accessories sourcing from Hong Kong to Mainland China.

Operating Expenses

Operating expenses totaled HK$670 million (2001: HK$642 million), an increase of 4.4 percent over the previous period. The increase in expenses resulted partly from the HK$19 million increase in operating expenses incurred in Japan and Germany. Operating expenses of the two new markets started their maiden full year reporting this year. If the new markets had been excluded, operating expenses would have increased marginally by 1.4 percent. During the period, occupancy charges increased by 10.7 percent, as a result of new market expansion and rental rate hikes in prime locations in Mainland China, Singapore, and Indonesia.